Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

tel +1 212 259 7405
fax +1 212 259 6333
IPresant@dl.com
August 29, 2008
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Alpharma Inc.
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed August 22, 2008 by King Pharmaceuticals, Inc.
File No. 001-08593
Dear Ms. Kim:
     On behalf of King Pharmaceuticals, Inc. (the “Filing Party”), we have set forth below responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Brian A. Markison dated August 28, 2008.
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.
New York | London multinational partnership | Washington, DC
Albany | Almaty | Austin | Beijing | Boston | Brussels | Charlotte | Chicago | Dubai
Frankfurt | Hartford | Hong Kong | Houston | Jacksonville | Johannesburg (pty) ltd. |
Los Angeles Milan | Moscow | Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon
Valley | Warsaw

Securities and Exchange Commission

August 29, 2008
Additional Soliciting Material
Important Additional Information
1.	We note you indicate that you “may” file a proxy statement and, in the process, this implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-l2 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3, in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing party will either (i) refrain from using such non-committal language in future communications by affirmatively stating its intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation l4A to future communications; or (iii) refrain from your public solicitation activities of Alpharma Inc. security holders.
     The Filing Party acknowledges the Staff’s comment and confirms that, consistent with our discussion, in such future communications it will either (i) refrain from using such non-committal language in future communications, such as statements that the filing party “may” file a proxy statement, by affirmatively stating its intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation l4A to future communications; or (iii) refrain from its public solicitation activities of Alpharma Inc. security holders.
2.	We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement. Refer to Rule l4a-l2(a)(l)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests.
     The Filing Party acknowledges the Staff’s comment and confirms that, consistent with our discussion, in such future filings it will

Securities and Exchange Commission

August 29, 2008
describe any direct or indirect interests or refer to such participant information in another filed document that is available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available, and, in particular, will not refer to such participant information in disclosure documents to be filed later.
* * *
     We have been authorized to and do hereby acknowledge and confirm on behalf of the Filing Party that: (1) the Filing Party is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Party may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     If you have any questions or if the Staff has further comment, please call Morton A. Pierce (tel: 212-259-6640), Chang-Do Gong (tel: 212-259-6056) or Ivan Presant (tel: 212-259-7405) of Dewey & LeBoeuf LLP.
Sincerely,

/s/ Ivan Presant

cc:	King Pharmaceuticals, Inc. Brian A. Markison James W. Elrod, Esq.